SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES LOW FARES IN UKRAINE (COUNTRY NO.34)

11 NEW ROUTES TO/FROM KIEV & LVIV, 510,000 CUSTOMERS

Ryanair, Europe's No.1 airline, today (15 Mar) announced its first Ukraine flights, its 34th country, with 4 new Kiev routes to Eindhoven, London, Manchester and Stockholm, and 7 new Lviv routes to Berlin, Budapest, Eindhoven, Krakow, London, Munich Memmingen and Wroclaw (starting from October), which will deliver 510,000 customers p.a. at Kiev and Lviv Airports.

Ryanair's Ukraine winter 2017 schedule will deliver:

Kiev:
●  4 new routes: Eindhoven (3 wkly), London Stansted (5 wkly)
     Manchester (3 wkly) & Stockholm Skavsta (4 wkly)
●  15 weekly flights
●  250,000 customers p.a.

Lviv:
●  7 new routes: Berlin (2 wkly), Budapest (2 wkly), Eindhoven (2 wkly), Krakow (3 wkly)
     London (2 wkly), Munich Memmingen (2 wkly) & Wroclaw (3 wkly)
●  16 weekly flights
●  260,000 customers p.a.

Ryanair celebrated its new Ukraine flights by releasing seats for sale at prices starting from just €19.99 for travel in October and November, which are available for booking until midnight Thursday (16 Mar).

In Lviv, Ryanair's Chief Commercial Officer, David O'Brien said:

"Ryanair is pleased to announce that low fares have finally arrived in Ukraine, our 34th country of operation, as we launch 4 new Kiev routes to Eindhoven, London, Manchester and Stockholm, and 7 new Lviv routes to Berlin, Budapest, Eindhoven, Krakow, London, Munich Memmingen and Wroclaw, beginning in October, which will help deliver 510,000 annual customers at Kiev and Lviv Airports.

Ukrainian consumers and visitors can fly on Ryanair's low fares this winter and we urge all customers who wish to book their flights to do so now on the Ryanair.com website or mobile app, where they can avail of the lowest fare air travel to and from Ukraine.

To celebrate our new Ukraine routes, we are releasing seats for sale at prices starting from just €19.99, which are available for booking until midnight Thursday (16 Mar). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

Minister of Infrastructure, Volodymyr Omelyan, said:

"The arrival of Ryanair in Ukraine is without exaggeration, a remarkable event for Ukraine. Negotiations lasted for several years, and I am proud that our team was able to successfully hold them. Today we officially declare - Ryanair is in Ukraine!

I am convinced that Ryanair will be another bridge that connects the infrastructure of Ukraine with Europe and it will be a good signal for the world's major investors."

Director General of Danylo Halytskyi International Airport "Lviv", Tetiana Vasylivna, said:

"Ukraine Danylo Halytskyi International Airport "Lviv" is traditionally considered to be a western air gateway to Europe! Therefore, we are extremely proud and happy to be among the first airports in Ukraine to host flights operated by powerful low-cost airline Ryanair, which now handles the highest volume of air traffic in Europe!

With the air carrier's entry into this market, citizens of Lviv will finally have the opportunity to fly on low fares to Europe, which is a great advantage over other airlines and a prerequisite for the development of competition in the air transportation market of Ukraine. Moreover, Ryanair's launch of flights to Lviv is highly anticipated not only by its citizens, but also by the European tourists who have been waiting for the opportunity to travel to the city comfortably and inexpensively for a long time.

The Lviv city and regional authorities are actively developing tourism and logistics infrastructure, but they still resemble undiscovered gems, the last hidden treasures of Europe. I take an optimistic view of the prospects for our cooperation with Ryanair and believe that it should signify that Lviv is open to the World!"

For further information
please contact:	Robin Kiely	Olga Pawlonka
	Ryanair DAC	Ryanair DAC
	Tel: +353-1-9451949	Tel: +353-1-9451768
	press@ryanair.com	pawlonkao@ryanair.com

About Ryanair:
Ryanair is Europe's favourite airline, carrying 120m p.a. on more than 1,800 daily flights from 85 bases, connecting over 200 destinations in 33 countries on a fleet of over 360 Boeing 737 aircraft, with a further 300 Boeing 737's on order, which will enable Ryanair to lower fares and grow traffic to 200m p.a. by FY24. Ryanair has a team of more than 12,000 highly skilled aviation professionals delivering Europe's No.1 on-time performance, and an industry leading 31 year safety record.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 15 March, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary